Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Three Months Ended
	March 31,				Twelve Months Ended December 31,
(in thousands of dollars)	2008		2007		2007		2006		2005		2004		2003

Earnings:

Income before taxes	$153,445		$129,254		$22,643		$514,061		$543,574		$552,666		$523,987

Add: Fixed charges, excluding interest on deposits	106,020		85,524		431,320		345,253		243,239		191,648		179,903

Earnings available for fixed charges, excluding interest on deposits	259,465		214,778		453,963		859,314		786,813		744,314		703,890
Add: Interest on deposits	274,883		196,723		1,026,388		717,167		446,919		257,099		288,271

Earnings available for fixed charges, including interest on deposits	$534,348		$411,501		$1,480,351		$1,576,481		$1,233,732		$1,001,413		$992,161

Fixed Charges:
Interest expense, excluding interest on deposits	$101,704		$82,671		$415,063		$334,175		$232,435		$178,842		$168,499
Interest factor in net rental expense	4,316		2,853		16,257		11,078		10,804		12,806		11,405

Total fixed charges, excluding interest on deposits	106,020		85,524		431,320		345,253		243,239		191,648		179,903
Add: Interest on deposits	274,883		196,723		1,026,388		717,167		446,919		257,099		288,271

Total fixed charges, including interest on deposits	$380,903		$282,247		$1,457,708		$1,062,420		$690,158		$448,747		$468,174

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.45	x	2.51	x	1.05	x	2.49	x	3.23	x	3.88	x	3.91	x
Including interest on deposits	1.40	x	1.46	x	1.02	x	1.48	x	1.79	x	2.23	x	2.12	x